As filed with the Securities and Exchange Commission on
                                  May 29, 2001

                                File No. 70-9867

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


   ---------------------------------------------------------------------------


                      PRE-EFFECTIVE AMENDMENT NO. 2 TO THE
                             APPLICATION ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

   ---------------------------------------------------------------------------



                             WESTERN RESOURCES, INC.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612

           ----------------------------------------------------------

                  (Name of companies filing this statement and
                     address of principal executive offices)


                             WESTERN RESOURCES, INC.
           ----------------------------------------------------------

                     (Name of top registered holding company
                     parent of each applicant or declarant)


                               Richard D. Terrill
                  Executive Vice President and General Counsel
                             Western Resources, Inc.
                             818 South Kansas Avenue
                              Topeka, Kansas 66612

           ----------------------------------------------------------

                     (Name and address of agent for service)


                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                         William S. Lamb LeBoeuf, Lamb,
                             Greene & MacRae, L.L.P.
                              125 West 55th Street
                          New York, New York 10019-4513

                                TABLE OF CONTENTS
                                                                            Page

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS...............................1
        A.  Description of the Parties and Facilities..........................1
            1.  Western Resources, Inc.  ......................................1
            2.  Westar Generating, Inc.........................................2
            3.  The Empire District Electric Company...........................2
        B.  State Line Generation Station......................................2
        C.  Description of Applicant's Requests................................4

ITEM 2.     FEES, COMMISSIONS AND EXPENSES.....................................5

ITEM 3.     APPLICABLE STATUTORY PROVISIONS....................................5
        A.  Approval of the Proposed Transactions..............................6
            1.  Section 10(b)(1)...............................................6
                a.  Interlocking Relationships.................................6
                b.  Concentration of Control...................................6
            2.  Section 10(b)(2)...............................................7
            3.  Section 10(b)(3)...............................................8
            4.  Section 10(c)(1)...............................................8
            5.  Section 10(c)(2)...............................................9
            6.  Section 10(f).................................................10
        B.  Exemption Under Section 3(a)......................................10

ITEM 4.     REGULATORY APPROVALS..............................................11

ITEM 5.     PROCEDURE.........................................................11

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.................................11

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS...........................12

     Western Resources, Inc. hereby submits Pre-Effective Amendment No. 2 to and restates in its entirety the application in File 70-9867 (the "Application") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to acquire an interest in a public utility company as described in the Application.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     A.   Description of the Parties and Facilities

          1.   Western Resources, Inc.

     Western Resources, Inc. ("WRI" or "Applicant") is a public utility holding company claiming exemption from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2 of the Act. WRI, through its KPL1 division, is engaged in the production, purchase, transmission, distribution and sale of electric energy in the State of Kansas. WRI's assets include security company holdings through its ownership of Protection One, Inc. ("Protection One"), which has more than 1.3 million security customers in North America. Its utility operations, conducted through KPL and WRI's subsidiary, Kansas Gas and Electric Company ("KGE"), provide electric service to approximately 636,000 customers in 432 communities in the State of Kansas.2 KGE owns a 47% interest in Wolf Creek Nuclear Operating Corporation3 which operates the Wolf Creek Generating Station on behalf of its owners. Through its ownership interest in ONEOK Inc., an Oklahoma corporation, WRI has an approximately 45% economic interest4 in the eighth largest natural gas distribution company in the nation, serving more than 1.4 million customers. For the 12 months ended March 31, 2001, WRI reported consolidated revenues of approximately $2,447,518,000 and consolidated utility revenues of $1,941,630,000 WRI's net income reported for the same period was $86,448,000, and WRI's utility operating income was $277,744,000. Consolidated assets and consolidated utility assets of WRI at March 31, 2001 were $7,576,118,000 and $4,541,884,000 respectively.

--------
1  "KPL" is the trade name for WRI's electric business.

2 KGE has disposed of its retail gas distribution business and no longer has retail gas customers. Other than its investment in ONEOK, WRI is not engaged in any gas utility businesses.

3 Wolf Creek Nuclear Operating Corporation relies on a no-action letter issued by the Commission's Staff in 1995 for the proposition that it is not a utility company. See Wolf Creek Operating Corp., SEC No-Action Letter (June 26, 1995).

4 Comprised solely of up to 9.9% of the voting stock and shares of nonvoting convertible preferred stock of ONEOK. WRI has relied on a no-action letter issued by the Commission's Staff in 1997 for the proposition that ONEOK is not a subsidiary of WRI and that WRI does not control ONEOK. See Western Resources, Inc., SEC No-Action Letter (Nov. 24, 1997).
--------


     WRI's other subsidiaries include: Westar Generating, Inc., which is described in greater detail below; The Wing Group, Limited Co., a Delaware corporation and wholly owned subsidiary of Westar Industries, Inc. ("Westar Industries"), which holds an interest in Wing Turkey, Inc.; Western Resources (Bermuda) Limited, a Bermuda limited liability company, indirectly holding interests in four power plants in China; Wing Turkey, Inc., a Delaware holding company, owning a power project in Turkey; and Westar Industries, a Kansas corporation and wholly owned subsidiary of WRI, a holding company for certain non-regulated business subsidiaries of WRI including, among others, Protection One, a Delaware holding company for monitored security alarm businesses, of which approximately 85% is held by Westar Industries, Protection One International, Inc. and Protection One (UK) plc, wholly owned subsidiaries which offer home security services in the United Kingdom and continental Europe respectively, and Westar Communications, Inc., a Kansas corporation and wholly owned subsidiary of Westar Industries, providing paging services. Westar Industries also holds the interest in ONEOK, described above. Westar Industries currently owns 14,368,996 shares of WRI common stock, which at the time the shares were acquired constituted 16.9% of the issued and outstanding common stock of WRI. Westar Industries received this common stock in February of 2001 in exchange for an intercompany receivable and may acquire additional shares in the conversion of additional intercompany receivables owed to it by WRI.

          2.   Westar Generating, Inc.

     Westar Generating, Inc. ("Westar Generating"), a wholly owned subsidiary of WRI, is a Kansas corporation that will hold an undivided 40% ownership interest in a 2X1 F class combined cycle generation facility that is under construction at The Empire District Electric Company State Line station near Joplin, Missouri
- the facility is the subject of this Application. Westar Generating holds this interest directly in the real property and assets that make up the generating station. The Empire District Electric Company, an unaffiliated company, holds the remaining undivided 60% ownership interest and operates the facility pursuant to the Agreement for the Construction, Ownership and Operation of State Line Combined Cycle Generating Facility ("Operating Agreement"). See Exhibit B-1. Westar Generating and Empire (collectively the "Owners") hold their interests as tenants in common.

          3.   The Empire District Electric Company

     The Empire District Electric Company's ("Empire") Form 10-K for the year ended December 31, 1999 states that Empire, a Kansas corporation organized in 1909, is an operating public utility engaged in the generation, purchase, transmission, distribution and sale of electricity in parts of Missouri, Kansas, Oklahoma and Arkansas. The territory served by the Company's electric operations embraces an area of about 10,000 square miles with a population of over 330,000. The service territory is located principally in Southwestern Missouri and also includes smaller areas in Southeastern Kansas, Northeastern Oklahoma and Northwestern Arkansas.

     B.   State Line Generation Station

     Pursuant to the Operating Agreement, Empire is constructing a 2X1 F class combined cycle generating facility on the Missouri side of the Kansas-Missouri state line just west of Joplin, MO ("State Line"). This site also houses another generating facility, Unit 1, in which WRI and its subsidiaries do not have an interest. State Line is not currently operative, and is being upgraded from its original configuration of a single Westinghouse 501-F.C. turbine installed in 1997 to a Westinghouse 501-F.D1. Empire is adding another 501-F.D2, two heat recovery steam generators, a steam turbine, a cooling tower, and associated equipment to create the 2X1 F facility. The new combined cycle facility will have a nominal rating of 500 MW. State Line began operations in June 1997 and was removed from service on September 11, 2000 to facilitate the conversion.

     Westar Generating will acquire its interest in State Line in two phases. In the first phase, which has already occurred, Westar Generating acquired a 40% interest in the portion of State Line's assets under construction. The second phase, Westar Generating's acquisition of a 40% interest in the portion of the State Line assets that existed prior to the start of construction, will occur prior to State Line's resumption of commercial operation. The Operating Agreement prohibited Westar Generating's acquisition of its 40% interest in the assets that existed prior to the start of construction until all state regulatory approvals had been obtained and "exhaust from the Existing CT is utilized in its associated heat recovery steam generators." See Exhibit B-1. These prerequisites have been met - the regulatory approvals were obtained and exhaust from the Existing CT was utilized in the associated heat recovery steam generators during testing. Now that these contractual requirements have been fulfilled, Westar Generating will acquire its 40% interest prior to the start of commercial operation.

     The Owners began testing the new configuration in March 2001 and depending upon the success of the trials, anticipate resuming commercial operation as early as May 31, 2001. Westar Generating also owns a 34% share in non-utility facilities such as offices, maintenance buildings and fire protection equipment.

     Westar Generating's cost associated with acquiring its interest in State Line, including its 34% interest in non-utility facilities, will be equal to its share of the costs of constructing State Line. These costs will be approximately $104,292,841.

     WRI entered into the Operating Agreement on July 26, 1999 as a means of acquiring a generation source to meet the generation needs of KPL, the division of WRI operating as a public utility. State Line will provide reliable, inexpensive power to WRI. WRI and Westar Generating have entered into a power purchase agreement under which Westar Generating will sell its entire 40% entitlement to the output of State Line to WRI under a cost-based tariff ("Power Purchase Agreement") which the Federal Energy Regulatory Commission ("FERC") accepted subject to refund on April 27, 2001. In turn, WRI will sell State Line's output to KPL's retail and other customers. All of KPL and KGE's retail customers are located within Kansas.

     Pursuant to the Accounting Manual, an addendum to the Accounting and Cash Flow Memorandum, which is an exhibit to the Operating Agreement, Westar Generating and Empire must make arrangements for the proper utilization and transmission of energy generated during testing. In compliance, Westar Generating has entered into contractual agreements to utilize its share of State Line's output. Power generated during testing prior to May 1, 2001 was retained by Empire in trade for energy that would otherwise have been delivered to Empire by WRI under a pre-existing purchase and transmission agreement between Empire and WRI. Power generated during testing after May 1, 2001 is received by WRI pursuant to the Power Purchase Agreement.

     WRI will receive State Line's output at the high voltage side of State Line's step-up transformer. This power will then be transmitted to WRI's electric grid (a distance of approximately 30 miles) by the Southwest Power Pool ("SPP") under the SPP's FERC approved Regional Transmission Tariff ("SPP Tariff"). The SPP is a regional power pool that has filed an application at FERC to become a regional transmission organization. SPP administers transmission service over the transmission systems of its members which include WRI, KGE and Empire. The SPP's region encompasses WRI, KGE and Empire's transmission systems, and no other contracts are needed to unite State Line and WRI. Exhibit E portrays the SPP. Transmission across the SPP is easily accomplished through a single tariff. WRI has reserved 200 MW of firm transmission capacity beginning May 1, 2001 for ten years under the SPP Tariff for this transaction. This is enough capacity for the entirety of Westar Generating's 40% share of State Line's expected 500 MW nominal output. Power generated during testing after May 1, 2001 is transmitted to WRI via this same route.

     C.   Description of Applicant's Requests

     WRI is seeking authority to retain its 40% indirect interest in State Line when the plant resumes commercial operation. Because State Line is not presently operating commercially, Westar Generating is not an "electric utility" as defined by Section 2(a)(3) of the Act.5 However, upon State Line's resumption of commercial operations, Westar Generating will become an electric utility. WRI will qualify as an affiliate of Westar Generating under the Act, and WRI is already an affiliate, as that term is defined in the Act6, of KGE and ONEOK. Retaining the securities of Westar Generating is equivalent to acquiring the security of a public utility company and requires prior Commission authorization under Sections 9(a)(2) and 10.

--------
5 Several Commission no-action letters describe circumstances in which the Commission has effectively concluded that generation facilities under construction or conducting tests prior to commercial operation were not electric utilities. See e.g. ISO & PX Restructuring Trusts, SEC No-Action Letter, July 25, 1997 (facilities under construction); Midland Cogeneration Venture Limited, SEC No-Action Letter, December 19, 1989 (facilities generating power for sale during testing). The Commission reached a similar conclusion in Ocean State Power II, in which the Commission evaluated Ocean State Power, a general partnership formed to construct, own and operate the first unit ("First Unit") of a combined cycle electric generating facility and as part of its analysis under Section 9(a)(2) stated that "[w]hen the First Unit commences commercial operation, [Ocean State Power] will be an electric utility company within the meaning of section 2(a)(3) of the Act." Ocean State Power II, Holding Co. Act Release No. 24960 (Sept. 28, 1989).

6 Section 2(a)(11)(B) of the Act states that affiliates include "any company five per centum or more of whose outstanding voting securities are owned, controlled, or held with power to vote, directly or indirectly, by such specified company."
--------


     Westar Industries is not included as an applicant herein because Westar Industries is not a holding company under Section 2(a)(7) or an affiliate under
Section 2(a)(11)(A) of the Act with respect to WRI since it does not own any voting securities of WRI. Therefore, it is not indirectly becoming an affiliate of Westar Generating under Section 2(a)(11)(A) of the Act as a result of WRI's ownership of Westar Generating. Specifically, Section 2(a)(17) of the Act provides that a voting security is "any security presently entitling the owner or holder thereof to vote in the direction or management of the affairs of a person". Due to the operation of Kansas law, the shares of WRI which Westar Industries owns are not voting securities, as defined above. Specifically,
Section 17-610(c) of the Kansas General Corporation Code states that "shares of [a corporation's] own capital stock belonging to the corporation or to another corporation, if a majority of the other corporation is held, directly or indirectly, by the corporation, shall neither be entitled to vote nor counted for quorum purposes". Westar Industries would be required to obtain approval under Sections 9(a)(2) and 10 were it to become an affiliate within the meaning of Section 2(a)(11)(A) of the Act with respect to Westar Generating or any other public utility company at a time when it remains an affiliate of another public utility.


ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     WRI estimates that, in connection with the proposed transactions, they will pay fees, commissions and expenses of:

         Legal Fees.....................................................$25,000

         Miscellaneous..................................................$10,000

                           Total........................................$35,000

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 9(a)(2) and 10 of the Act are directly or indirectly applicable to the authority requested in this Application.

     A.   Approval of the Proposed Transactions

     Section 9(a)(2) makes it unlawful, without approval of the Commission under
Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." The proposed transactions comply with all of the applicable provisions of Section 10.

          1.   Section 10(b)(1)

     Section 10(b)(1) directs the Commission to approve an acquisition that meets the requirements of subsection (f) unless it finds that the acquisition will "tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers."

               a.   Interlocking Relationships

     State Line is essentially a new facility owned by Empire and Westar Generating. Retention of Westar Generating's interest after State Line resumes commercial operations will not create any interlocking relations between previously unaffiliated utilities. Rather Western Generating and Empire hold their respective interests as tenants in common and are dividing State Line's output and construction costs. This type of arrangement is not harmful to the Act's protected interests.

               b.   Concentration of Control

     Section 10(b)(1) requires the Commission, before blocking an acquisition, to find that control is "of a kind or to an extent detrimental to the public interest or the interest of investors or consumers." The framers of the Act sought through Section 10(b)(1) to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicative facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by certain combinations. American Electric Power Co., Inc., Holding Co. Act Release No. 20633 (July 21, 1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., Holding Co. Act Release No. 15958 (Feb. 6, 1968). State Line will provide a new reliable source of power for KPL's utility businesses and does not involve a combination of previous separate utilities. Thus, rather than create prohibited corporate structures, State Line will serve KPL's utility customers by providing reliable inexpensive power.

     In addition, other regulatory agencies will review the concentration of control and any potential anticompetitive effects.1 In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." The staff of the Missouri Public Service Commission ("Missouri Commission") has determined that the State Line project is necessary or convenient for the public service, and the Missouri Commission granted Westar Generating a certificate of convenience and necessity to "construct, install, own, operate, control, manage and maintain" State Line. See Exhibits D-1 and D-2. A newly constructed generation facility that is necessary or convenient for the public service impliedly does not threaten to create anticompetitive effects. The State Corporation Commission of the State of Kansas ("Kansas Commission") also has jurisdiction over the operation of WRI and its utility businesses but did not have jurisdiction over construction of State Line or Westar Generating's acquisition of a 40% interest. However, the Kansas Commission will review the costs of State Line proposed to be charged to KPL's retail electric customers. Thus, the proposed transactions do not create the kind of structures that the Act's framers were attempting to avoid.

     Finally, the rates under which State Line provides its output to KPL will be fully reviewed by FERC pursuant to Section 205 of the Federal Power Act.

     Accordingly, because State Line is located just across the Missouri border and because other regulatory agencies have evaluated and approved the proposed transactions, the Commission should find that the proposed transactions do not create the type of concentration of control prohibited by Section 10(b)(1).

          2.   Section 10(b)(2)

     Section 10(b)(2) requires the Commission to determine whether the consideration to be paid in connection with the proposed transactions, including all fees, commissions and other remuneration, is reasonable and whether it bears a fair relation to, investment in and earning capacity of the underlying utility assets.

     Westar Generating's share of State Line's construction costs will be approximately $104,292,841. These costs are the product of arm's-length negotiations between Empire and/or Westar Generating and service providers. These negotiations were preceded by due diligence, analysis and evaluation of the assets, liabilities and business prospects of State Line. As recognized by the Commission in Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) citing Ohio Power Co., 44 SEC 340, 346 (1970), prices arrived at through arm's-length negotiations are particularly persuasive evidence that
Section 10(b)(2) is satisfied.

--------
1 In prior applications under Section 9 in which the Commission evaluated the anticompetitive effects of combining existing utility businesses, the Commission often considered the determinations of the FERC under the Federal Power Act and Federal Trade Commission ("FTC") and Department of Justice ("DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"). See American Electric Power Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000). The proposed retention of Westar Generating's securities is functionally equivalent to a construction contract for new assets and does not pose the same antitrust and competitive risks as the combination of previously unrelated independent businesses. Congress did not give the FERC, FTC or DOJ authority over the proposed transaction, and the Commission may consider Congress's determination in its evaluation under Section 10(b)(1).
--------


     As set forth in Item 2 of this Application, WRI expects to incur a combined total of approximately $35,000 in fees, commissions and expenses. WRI believes that the estimated fees and expenses in this matter bear a fair relation to the value of the transactions and the strategic benefits to be achieved, and further that the fees and expenses are fair and reasonable in light of the complexity of the transactions. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on construction costs of $104,292,841, the total estimated fees and expenses represent approximately .03% of the value of the consideration. This percentage of fees and expenses is less than that of other transactions approved by the Commission. See Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).

          3.   Section 10(b)(3)

     Section 10(b)(3) requires the Commission to determine whether the proposed transactions will unduly complicate the capital structure of WRI or will be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the WRI system. The construction of State Line was financed through existing financing sources and did not involve issuance of new securities. In addition, the acquisition of State Line will not be detrimental to the interest of consumers or the functioning of the WRI system because state and federal regulators have jurisdiction over the sale of State Line's output. The rate WRI pays for State Line's output is fixed by the Power Purchase Agreement, which is reviewed by FERC, and the rates KPL's retail consumers pay are governed by the Kansas Commission.

          4.   Section 10(c)(1)

     Section 10(c)(1) provides that the Commission may not approve a transaction that is "unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11." Together these sections relate to the corporate simplification standards of Section 11(b)(2), which require that each registered holding company take the necessary steps to ensure that the corporate or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure of such holding-company system. Sections 8 and 11, by their terms, only apply to registered holding companies, and WRI will be exempt from registration under
Section 3(a), pursuant to Rule 2.

          5.   Section 10(c)(2)

     Section 10(c)(2) requires that any acquisition not be approved unless the Commission finds that "such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system."

     Section 2(a)(29)(A) defines an "integrated public utility system" as applied to electric utility companies as a:

          system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single area or region in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

     As discussed in Item 1, WRI and Westar Generating have entered into a power purchase agreement under which Westar Generating will sell its entire 40% entitlement to the output of State Line under a cost-based tariff which will be approved by the FERC. WRI will receive State Line's output at the high voltage side of State Line's step-up transformer and, via a thirty-mile 200 MW firm ten-year contract path with the SPP, transmit it to WRI's electric grid. In prior applications, the Commission has found a contract path sufficient to interconnect utilities. See American Electric Power Company, Inc. and Central and South West Corporation, Holding Co. Act Release No. 27186 (June 14, 2000); WPL Holdings, Inc., Holding Co. Act Release No. 26856 (Apr. 14, 1998) aff'd sub nom Madison Gas and Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. Cir.
1999). WRI will dispatch State Line using the same mechanisms and same system operator as it does to operate its existing generation and thereby meets the Commission's requirements for economical operation. See Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998). WRI's utility businesses are located in Kansas, and State Line is being built in neighboring Missouri. Accordingly, the proposed acquisitions comply with the single area or region requirement of 10(c)(2).

     As previously described in Item 3A, the Missouri Commission approved Westar Generating's acquisition of its 40% interest in State Line and granted Westar Generating a certificate of convenience and necessity for State Line. See Exhibits D-1 and D-2. After consummation of the proposed transactions, WRI will continue to be subject to regulation by the Kansas Commission and Westar Generating will also be regulated by the Missouri Commission. The Commission has previously found that state regulation is not impaired when a holding company's utility subsidiaries remain subject to the same state regulators as prior to a transaction. See Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25,
1998). Accordingly, the proposed transactions do not impair effective state regulation. Finally, since State Line is located just across the Missouri border, the proposed transactions will not impair the effectiveness of local management.

     As part of its analysis under Section 10(c)(2) the Commission also considers whether the operation of the proposed integrated public utility system will generate economies and efficiencies. WRI's application to retain the securities of Westar Generating differs from the majority of applications the Commission reviews under Section 9 in that the proposed acquisition is of a utility company that will hold only generation assets and does not have retail customers and extensive management. Accordingly, the transaction will not result in synergistic savings stemming from the elimination of duplicate personnel as found in other applications. See e.g. Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000) as supplemented by Holding Co. Act Release No. 27259 (Oct. 20, 2000); CP&L Energy, Inc., Holding Co. Act Release No. 27284 (Nov. 27, 2000). Nonetheless, retention of Westar Generation's securities will generate economic benefits. WRI anticipates increased demand for electricity. State Line's output will increase the WRI system's indigenous generation capacity and create corresponding increases in reliability. Because State Line is located in close proximity to the WRI system and because WRI has contracted for firm transmission to move State Line's output to KPL, State Line's output is more reliable than energy purchased from a third-party supplier that must be transmitted across greater distances using non-firm transmission. Additionally, the availability of State Line's output will decrease the WRI system's exposure to price volatility in the power purchase market to which the WRI system must turn when its own generation does not meet demand. WRI expects State Line to be one of the most efficient generation facilities in WRI's pool of generation assets, producing more KWh per BTU than any other generation unit. The addition of State Line to WRI's fleet of generation assets will allow WRI to broaden the units available to service its demand and dispatch its generation assets in a manner that WRI anticipates will provide lower cost electricity than if State Line's output was not available. These types of less quantifiable benefits are appropriately considered by the Commission under Section 10(c)(2). See CP&L Energy, Inc., Holding Co. Act Release No. 27259 (Oct. 20, 2000).

          6.   Section 10(f)

     Section 10(f) prohibits the Commission from approving the proposed transactions unless the Commission is satisfied that the they will be undertaken in compliance with applicable state laws. All the required state regulatory approvals have been obtained as described in Item 4, and WRI shall undertake to complete the transaction in a manner consistent with the laws of the States of Kansas and Missouri.

     B.   Exemption Under Section 3(a)

     WRI claims exemption, under Section 3(a), pursuant to Rule 2, from all provisions of the Act except Section 9(a)(2). WRI will continue to be entitled to this exemption after State Line commences commercial operation.

ITEM 4.  REGULATORY APPROVALS

     The Missouri Commission has previously approved Empire's transfer, and Westar Generating's acquisition of, a 40% interest in State Line and also granted Westar Generating a certificate of convenience and necessity to "construct, install, own, operate, control, manage and maintain" the State Line facility. See Exhibits D-1 and D-2. The Kansas Commission does not have jurisdiction over the transactions proposed in this Application but does have jurisdiction over the retail rates of KPL. The FERC, pursuant to Section 205 of the Federal Power Act has jurisdiction over the rates of the sales between Westar Generating and WRI. FERC does not have jurisdiction over WRI's acquisition of an interest in Westar Generating or Westar Generating's acquisition of the 40% interest in State Line . FERC's jurisdiction is limited to the wholesale rates under which Westar Generating will sell output from its share in State Line. On April 27, 2001, FERC issued an order accepting Westar Generating's Power Purchase Agreement with WRI for filing and making the rates contained in the Power Purchase Agreement effective retroactively as of March 19, 2001, subject to refund. Under a schedule adopted by FERC, hearings concerning the Power Purchase Agreement are scheduled to be held in December 2001 with an initial decision by a FERC Administrative Law Judge anticipated early in 2002.

ITEM 5.  PROCEDURE

     On April 18, 2001, the Commission published the requisite notice under Rule 23 with respect to the filing of this Application, such notice specifying a date not later than May 14, 2001 as the date after which an order granting and permitting this Application to become effective may be entered by the Commission.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and WRI respectfully requests that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     A.   Exhibits

          A-1 Articles of Incorporation of Westar Generating, Inc, as amended (Previously Filed)

          B-1 Agreement for the Construction, Ownership and Operation of State Line Combined Cycle Generating Facility by and among The Empire District Electric Company, as an Owner, Westar Generating, Inc., as an Owner, and The Empire District Electric Company, as Agent dated July 26, 1999, as amended, (Previously Filed on Form SE)

          D-1 Application to the Missouri Public Service Commission (Previously Filed)

          D-2  Order of the Missouri Public Service Commission (Previously
               Filed)

          E    Map of Service Territories and the SPP (Filed on Form SE)

          F-1  Opinion of Counsel

          F-2  "Past Tense" Opinion of Counsel (To be filed by amendment)

          H-1  Form of Notice (Previously Filed)

          H-2 WRI's 2000 Annual Report (filed on April 2, 2001 (File No. 1-3523) and incorporated by reference herein).

     B.   Financial Statements

          FS-1 Consolidated Balance Statement and Statement of Income of WRI for the year ended December 31, 2000 (filed with Form 10-K on April 2, 2001 (File No. 1-3523) and incorporated by reference herein).

          FS-2 WRI's Consolidated Statement of Income for the Preceding Three years (filed with Form 10-K on April 2, 2001 (File No. 1-3523) and incorporated by reference herein).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application will result in changes in the operation of WRI that will have an impact on the environment. WRI is not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned has duly caused this application and declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                                       WESTERN RESOURCES, INC.


                                       By:  /s/ Richard D. Terrill
                                          ------------------------------------
                                       Name:  Richard D. Terrill
                                       Title:   Executive Vice President and
                                                General Counsel


May 29, 2001